[LEXICON PHARMACEUTICALS LETTERHEAD]

December 14, 2009

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:                      Ms. Nandini Acharya

Re:           Lexicon Pharmaceuticals, Inc.
Form 10-K for the fiscal year ended December 31, 2008
Filed March 6, 2009
File No. 000-30111

DEF 14A
Filed March 13, 2009
File No. 000-30111

Dear Ms. Acharya:

We are in receipt of the comment letter dated November 30, 2009 from the Securities and Exchange Commission’s staff with respect to the above-referenced filings.  We are currently preparing our responses to those comments and respectfully request an additional 10 business days within which to provide you with those responses.

Please contact me at (281) 863-3321 if you are unable to grant this requested extension or if you have any additional comments or questions concerning this letter.

Very truly yours,

/s/ Jeffrey L. Wade

Jeffrey L. Wade
Executive Vice President and
General Counsel